SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Agreement with Brussels Airlines

Members of the TAM Fidelidade program can accumulate and redeem points in any flight operated by the Belgian company

São Paulo, January 20, 2010 – (BOVESPA: TAMM4, NYSE:TAM) TAM celebrated an agreement with Brussels Airlines, an airline company which is part of Star Alliance, to allow the members of the TAM Fidelidade program to accumulate and redeem points in flights operated by the Belgium company. The Brussels Airlines passengers who use the Miles & More program already count with this benefit in the TAM flights since February 2008. The new partnership becomes effective on January 20th, 2010.

"We are establishing partnerships with the main air companies of the world to increase the benefits offered to our clients. With Brussels, we are taking another important step towards TAM integration with Star Alliance", says the TAM's Commercial and Planning Vice-President, Paulo Castello Branco.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.1% domestic market share and 84.5% international market share in December 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.4 million subscribers and has awarded more than 9.2 million tickets.

About Brussels Airlines
Brussels Airlines is the Belgian airline that offers the widest choice of flights to and from its base at Brussels Airport. The group´s 3000 employees and 51 aircraft operate some 300 punctual flights daily, connecting the Capital of Europe to some 70 premium European and African airports.
On its European routes, operated with AVRO, Airbus A319 and Boeing 737, Brussels Airlines offers the choice of a genuine business class product (b.business), a flexible travel formula offering timesaving and comfort (b.flex economy+) and a low cost product (b.light economy). On medium and long-haul flights, the airline operates traditional business or economy class. Long-haul flights to Africa are operated with Airbus A330-300 aircraft.
In addition to 16 destinations on the African continent, Brussels Airlines and its intercontinental partners also offer long-haul service to the United Arab Emirates, China, Thailand, India, Toronto and 33 North American destinations via New York or Chicago.
Brussels Airlines is owned by SN Airholding and is backed up by more than 80 years of aviation experience in Belgium. On 15 September 2008, Lufthansa Group announced an equity investment in the Belgian airline. Brussels Airlines officially joined Star Alliance at the end of 2009.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.